AMBG, Inc.

1185 Avenue of the Americas, Suite 301

New York, NY 10036

December 7, 2021

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, Dc. 20549

Paul Cline

Isaac Esquivel

Joseph Ambrogi

James Lopez

Re: AMBG, Inc.

Registration Statement on Form 10 Filed October 25, 2021

File No. 000-56359

Dear All:

We are filing an Amendment No. 2 to the Registration Statement on Form 10-12G/A (the “Registration Statement”) in response to your recent review letter addressed to Peng Sun, Chief Executive Officer of AMBG Inc. (the “Company”), dated December 3, 2021 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 2 to Registration Statement on Form 10

Amended Form 10 filed November 29, 2021

General

1.	We note your response to comment 1. Please advise us of the natural person who acquired the shares on behalf of AMBC Enterprises. Disclose the transaction whereby Mr. Peng acquired his 86.76% ownership.

The disclosure throughout Form 10 for both items has been enhanced to reflect the natural person who acquired the AMBC shares, and to reflect the composition of Mr. Peng’s shares, and how they were acquired.

Very truly yours,

/s/ Peng Sun, Chief Executive Officer